UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 2)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-40744

Otonomo Technologies Ltd.

(Translation of registrant’s name into English)

16 Abba Eban Blvd.

Herzliya Pituach 467256, Israel

+972-52-432-9955

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

EXPLANATORY NOTE

On July 14, 2023, Otonomo Technologies Ltd. (the “Company” or “Otonomo”) furnished to the Securities and Exchange Commission (the “SEC”) a Report on Form 6-K (the “Original 6-K”) that included the proxy statement and form of proxy card related to the Company’s contemplated Special General Meeting of Shareholders (the “Meeting”) scheduled to be held on August 21, 2023. The agenda for the Meeting includes, among other items, submission for approval by the Company’s shareholders of the merger (the “Merger”) contemplated by that certain Agreement and Plan of Merger, dated as of February 9, 2023, by and among Urgent.ly Inc., a Delaware corporation (“Urgently”), U.O Odyssey Merger Sub Ltd., a company organized under the laws of the State of Israel and direct wholly owned subsidiary of Urgently, and the Company.

As indicated in the Company’s Report on Form 6-K furnished to the SEC on August 16, 2023, due to the filing by Urgently with the SEC of a post-effective amendment to its Registration Statement on Form S-4 (Registration No. 333-271937) relating to the Merger on August 14, 2023, the Board of Directors of the Company determined to defer the day of the Meeting to a then undetermined date with the record date for the Meeting, July 20, 2023, remaining unchanged.

The Company hereby announces that the new date of the Meeting is September 18, 2023 at 5:00 p.m. (Israel time), at the Company’s executive offices at 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

The Company hereby furnishes (i) an updated Notice and Proxy Statement with respect to the Meeting and (ii) the form of proxy, which is the same form of proxy that was previously submitted to the SEC in the Original 6-K. Shareholders who have previously submitted their proxy card are not required to re-submit their proxy card in order for their votes to be recorded.

Below is a summary description of the material changes that were made to the previous Notice and Proxy Statement sent to shareholders, which are reflected in the updated Notice and Proxy Statement submitted as Exhibit 99.1 hereto (the “Updated Proxy Statement”). The summary of the material changes below is qualified in its entirety by reference to the full such Updated Proxy Statement.

The Updated Proxy Statement:

(i)

includes one additional risk factor relating to a material weakness in Urgently’s internal control over financial reporting, which was previously identified for the fiscal years ended December 31, 2021 and 2022, but not previously described herein. See “Risk Factors—Risks Related to Urgently—Risks Related to Urgently’s Business and Industry—Urgently has previously identified a material weakness in its internal controls over financial reporting. If Urgently is unable to develop and maintain an effective system of internal controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act of 2002, Urgently may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Urgently and materially and adversely affect Urgently’s stock price, business and operating results”;

(ii)

reflects each of (a) the 1-for-90 reverse stock split of Urgently common stock, which was approved by Urgently’s stockholders and effective as of July 28, 2023 and (b) the reverse share split of Otonomo Ordinary Shares at a ratio of 1-for-15, which was approved by Otonomo’s shareholders and effective as of August 3, 2023. As a result of Otonomo’s reverse share split, all Otonomo Ordinary Shares, convertible preferred shares, warrants and options for Otonomo Ordinary Shares, exercise price, and net loss per share amounts were adjusted retroactively for all periods presented throughout the Updated Proxy Statement;

(iii)

contains information regarding (but does not give effect to) the expiration and results of the Company’s previously announced exchange offer and consent solicitation relating to its outstanding (i) public warrants to purchase the Company’s ordinary shares, no par value per share, which warrants trade on The Nasdaq Stock Market LLC under the symbol “OTMOW” and (ii) private placement warrants to purchase Ordinary Shares, as announced by the Company on August 23, 2023; and

(iv)

includes updated financial statements and other financial information for the three months and six months ended June 30, 2023, including “Urgently’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Otonomo’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement

99.2	Form of Proxy Card

This Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-261641) and Form F-3 (Registration No. 333-264771).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd.

Date: September 8, 2023	By:	/s/ Ben Volkow
Ben Volkow
Chief Executive Officer

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